Exhibit 5.1

[Letterhead of Davis Polk & Wardwell LLP]

August 19, 2011

Oracle Corporation

500 Oracle Parkway

Redwood City, CA 94065

Ladies and Gentlemen:

We have acted as special counsel to Oracle Corporation, a Delaware corporation (the “Company”), in connection with the Company’s offer (the “Exchange Offer”) to exchange $1,000,000,000 aggregate principal amount of its new 3.875% Notes due 2020 and $2,250,000,000 aggregate principal amount of its new 5.375% Notes due 2040 (collectively, the “New Notes”) for any and all of its currently outstanding 3.875% Notes due 2020 and 5.375% Notes due 2040 (collectively, the “Old Notes”), pursuant to a registration statement on Form S-4 (the “Registration Statement”) under the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on the date hereof. The Old Notes were issued and the New Notes are to be issued under an indenture dated January 13, 2006 (the “Base Indenture”), by and among the Company (formerly known as Ozark Holding Inc.), Oracle Systems Corporation (formerly known as Oracle Corporation) and Citibank, N.A., as amended by a supplemental indenture dated as of May 9, 2007 (together with the Base Indenture, the “Indenture”) by and among the Company, Citibank, N.A. and The Bank of New York Trust Company, N.A., as trustee for any and all securities issued under the Indenture, and an Officers’ Certificate dated July 19, 2010 issued pursuant thereto. We have been informed that the Bank of New York Trust Company, N.A., has become The Bank of New York Mellon Trust Company, N.A.

We have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments, as we have deemed necessary or advisable for the purpose of rendering this opinion.

Upon the basis of the foregoing, we are of the opinion that the New Notes of each series, when duly executed, authenticated and delivered in exchange for the Old Notes of the applicable series in accordance with the terms of the Indenture and the Exchange Offer, will be valid and binding obligations of the Company enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability.

We are members of the Bars of the States of New York and California and the foregoing opinion is limited to the laws of the State of New York, the federal laws of the United States of America and the General Corporation Law of the State of Delaware (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing).

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement relating to the Exchange Offer and further consent to the reference to us under the caption “Validity of New Notes” in the prospectus which is a part of the Registration Statement. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Davis Polk & Wardwell LLP